CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



                                 April 27, 2007




Houghton R. Hallock Jr., Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. .
Washington, D.C. 20549



             Re:     First Trust/Gallatin Specialty Finance and
                      Financial Opportunities Fund (the "Fund")
                          (File Nos. 333-141457; 811-22039)

Dear Mr. Hallock:

         We received your comments regarding the Registration Statement for the above captioned Fund during our conference call on April 23, 2007 and in your letter of April 26, 2007. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your April 26th letter.


Prospectus Front Cover Page
---------------------------

1. PLEASE CONFIRM THAT YOU WILL DELETE THE WORD "DIVERSIFIED" IN THE THIRD PARAGRAPH, USED IN DESCRIBING THE FUND'S STRATEGY TO INVEST IN A "DIVERSIFIED PORTFOLIO," TO RECONCILE THAT DESCRIPTION WITH THE STATEMENT IN THE FIRST PARAGRAPH THAT THE FUND IS NON-DIVERSIFIED.

         Response: We have deleted the word "diversified" in the third paragraph and elsewhere in the prospectus as appropriate.


2. IN THE THIRD PARAGRAPH ON THE OUTSIDE COVER PAGE, PLEASE BRIEFLY DEFINE THE TERM "MANAGED ASSETS" OR ADD A CROSS REFERENCE TO THE DEFINITION.

         Response: We have added the parenthetical "as defined below" to the cover page and defined the term "managed assets" in the Prospectus Summary under the side heading "Investment Objectives and Policies."

3. THE DEFINITION OF "MANAGED ASSETS" CURRENTLY APPEARS ON THE INSIDE FRONT COVER PAGE. WE SUGGEST YOU MOVE IT INTO THE PROSPECTUS SUMMARY OR TO ANOTHER SUITABLE LOCATION LATER IN THE PROSPECTUS. THE RELATED DISCLOSURE CONCERNING THE FUND'S USE OF LEVERAGE SEEMS UNNECESSARILY LONG AND COMPLICATED, AND WE SUGGEST YOU ALSO MOVE SOME OF THAT INFORMATION ELSEWHERE OR BRIEFLY SUMMARIZE IT. IF YOU DECIDE TO MOVE SOME OF IT, HOWEVER, PLEASE BE CERTAIN TO KEEP AT ITS PRESENT LOCATION THE STATEMENT INFORMING READERS THAT COSTS OF ISSUING AND USING LEVERAGE WILL BE BORNE BY THE FUND'S COMMON SHAREHOLDERS.

         Response: The definition of "managed assets" has been moved to the Prospectus Summary under the side heading "Investment Objectives and Policies." We have summarized and shortened the disclosure concerning the Fund's use of leverage while keeping in place the statement informing readers that costs of issuing and using leverage will be borne by the Fund's common shareholders.


4. PLEASE REVISE THE DISCLOSURE IN THE FOURTH PARAGRAPH TO BRIEFLY EXPLAIN (A) WHAT "COUPON PAYMENTS" ARE AND (B) WHY THEY MAY BE "PARTICULARLY ATTRACTIVE" TO INVESTORS SEEKING HIGH CURRENT INCOME. IT MAY BE USEFUL TO PROVIDE SOME ILLUSTRATIVE EXAMPLES LATER IN THE PROSPECTUS.

         Response: We have revised the disclosure in the fourth paragraph to read as follows:

         "For investors seeking high levels of current income, the specialty finance sector may be particularly attractive in that finance company cash flow streams are typically returned to shareholders in the form of distributions."


5. PLEASE REVISE THE FOURTH PARAGRAPH OTHERWISE AS APPROPRIATE TO CONFORM MORE CLOSELY TO THE PLAIN ENGLISH STANDARDS REQUIRED BY RULE 421(D) UNDER THE SECURITIES ACT. WE NOTED IN OUR DISCUSSION OF THE MATTER THAT IT WAS UNLIKELY THE AVERAGE INVESTOR WOULD BE FAMILIAR WITH "SPECIALIZED PARTNERSHIPS" AND CERTAIN OTHER EXAMPLES OF SPECIALIZED FINANCIAL COMPANIES LISTED IN THAT PARAGRAPH.

         Response: We have removed the reference in the fourth paragraph to "specialized partnerships" and revised the disclosure to more closely conform to the requirements of Rule 421(d). In particular, we have revised the sentence to read as follows:

         "Other examples of specialty finance companies include categories of real estate investment trusts ("REITs") providing commercial or residential mortgage financing or lease financing, and other entities that provide significant capital to private companies."

Price Table
-----------

6. PLEASE REVISE THE INFORMATION IN FOOTNOTE 3 ABOUT THE FUND'S USE OF LEVERAGING TO INDICATE, AS YOU ADVISED US IN OUR DISCUSSION ON APRIL 23RD, THAT THE FUND PRESENTLY INTENDS TO ISSUE PREFERRED SHARES.

         Response: Footnote 3 to the Price Table has been revised to read as follows:

         "The Fund anticipates utilizing Leverage through the use of Preferred Shares in the aggregate principal amount of approximately $103,000,000 (assuming the issuance of approximately $200,000,000 in this Common Share offering). The offering costs associated with the issuance of Preferred Shares is expected to be $1,234,362 (or $0.12 per common share) and will be borne by the common shareholders."


7. PLEASE STATE EXPRESSLY IN FOOTNOTE 3 THAT AN INVESTMENT IN SHARES OF COMMON STOCK OF THE FUND IN THE INITIAL OFFERING WILL BE REDUCED BY THE AMOUNT OF THE SALES LOAD AND OFFERING COSTS OF A SUBSEQUENT PREFERRED SHARE OFFERING AND, IN ADDITION, SPECIFY THE ESTIMATED AGGREGATE AND PER SHARE DOLLAR AMOUNT OF THESE COSTS. ALSO, PLEASE CONSIDER MOVING THE INFORMATION ABOUT THE FUND'S USE OF LEVERAGING AND ITS ASSOCIATED COSTS FROM FOOTNOTE 3 INTO A NEW FOOTNOTE 4.

         Response: We have re-numbered the footnotes and created a new and separate footnote 3 which specifically provides information about the Fund's use of leveraging and its associated costs. The exact language of new footnote 3 is set forth in the response to Comment number 6.


Prospectus Summary
------------------

8. "INVESTMENT OBJECTIVES AND POLICIES." IN THE TEXT FOLLOWING THIS SIDE HEADING, AND ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, PLEASE DISCUSS THE EXTENT TO WHICH THE FUND MAY PRIMARILY OR SUBSTANTIALLY INVEST IN BDCS, IN REITS, AND IN OTHER PARTICULAR KINDS OF SPECIALTY FINANCE OR FINANCIAL COMPANIES. AS WE UNDERSTAND IT FROM OUR DISCUSSIONS OVER THE TELEPHONE, THE FUND EXPECTS TO FOCUS PRIMARILY ON BDC INVESTMENTS, BUT ALSO EXPECTS TO INVEST SUBSTANTIALLY IN OTHER KINDS OF COMPANIES IN THE SPECIALTY FINANCE SECTOR.

         Response: We have added the following language at the end of the second paragraph of "Investment Objectives and Policies" and elsewhere in the prospectus where appropriate:

         "The Fund is not limited with respect to its investments in securities issued by specific categories of specialty finance and other financial companies. However, based on current market conditions and assumptions, the Sub-Adviser currently anticipates that investments in business development companies ("BDCs") and real estate investment trusts ("REITs") will each initially represent approximately 25% to 50% of the Fund's Managed Assets. However, these percentages are expected to vary over time as market conditions change."

9.   "INVESTMENT RATIONALE."

(A) IN THE TEXT FOLLOWING THIS SIDE HEADING, AND ELSEWHERE AS APPROPRIATE, PLEASE PROVIDE MORE SPECIFIC INFORMATION WITH REGARD TO THE ALLOCATION OF THE FUND'S MANAGED ASSETS AMONG BDCS, REITS, AND OTHER PARTICULAR KINDS OF SPECIALTY FINANCE OR FINANCIAL COMPANIES. WE UNDERSTAND FROM OUR DISCUSSIONS THAT THE FUND MAY INITIAL INVEST ABOUT 25% OF ITS MANAGED ASSETS IN BDCS SECURITIES, AND IS LIKELY TO INCREASE THAT AMOUNT LATER DEPENDING ON MARKET CONDITIONS. WE ALSO UNDERSTAND THAT THE FUND EXPECTS TO INVEST ABOUT 25% OF ITS MANAGED ASSETS IN CERTAIN TYPES OF REIT ISSUERS.

         Response: In addition to the language added to the prospectus in response to Comment number 8, we have added language to this section and elsewhere in the prospectus where appropriate which clarifies that a significant portion of the Fund's Managed Assets will be invested in BDCs, REITs and other specialty finance companies.


(B) THE PROSPECTUS STATES THAT INTEREST EARNED BY BDCS NORMALLY IS PASSED THROUGH TO INVESTORS AS A DIVIDEND WITHOUT BEING TAXED AT THE BDC LEVEL, AND THAT OTHER SPECIALIZED FINANCE COMPANIES, SUCH AS CERTAIN REITS, SPECIALTY PARTNERSHIPS AND GRANTOR TRUSTS, "PASS CASH FLOW THROUGH TO INVESTORS." PLEASE MAKE THE RELEVANCE OF THIS AND SIMILAR DESCRIPTIVE INFORMATION IN THE SUMMARY AND ELSEWHERE IN THE PROSPECTUS MORE FULLY CLEAR. FOR EXAMPLE, PLEASE MAKE IT CLEAR WHETHER, AND, IF SO, THE EXTENT TO WHICH, THE FUND EXPECTS TO INVEST IN SECURITIES ISSUED BY BDCS AND OTHER SPECIALIZED FINANCE COMPANIES HAVING THIS KIND OF PASS-THROUGH CHARACTERISTIC. AS A RELATED MATTER, PLEASE DESCRIBE MORE FULLY THE PARTICULAR TYPES OF SECURITIES ISSUED BY BDCS, AND ALSO BY REITS AND OTHER FINANCE COMPANIES IN WHICH THE FUND EXPECTS TO INVEST PRINCIPALLY, THAT WILL GENERATE DIVIDEND PAYMENTS OR OTHER FORMS OF INCOME FOR THE FUND. FINALLY, IN THIS REGARD, PLEASE MAKE MORE FULLY CLEAR HOW THE FUND'S INVESTMENTS IN SECURITIES OF BDCS, AND ALSO IN SECURITIES OF OTHER SPECIALTY FINANCE COMPANIES, WOULD BE CONSISTENT WITH THE FUND'S PRIMARY INVESTMENT OBJECTIVE OF SEEKING A HIGH CURRENT LEVEL OF INCOME.

         Response: We have clarified that the Fund primarily intends to invest in shares of BDCs and REITs which are listed on U.S. securities exchanges and which have certain pass-through tax benefits. We have also identified the yield benefits of investing in these types of securities and how it relates to the Fund's primary investment objective of seeking a high level of current income.


10. IN THE TEXT FOLLOWING THE SIDE HEADING "SPECIALTY FINANCE AND OTHER FINANCIAL COMPANIES," THE PROSPECTUS DESCRIBES BDCS AS "PUBLICLY-TRADED MEZZANINE/PRIVATE EQUITY FUNDS." PLEASE CORRECT AND CLARIFY THIS DESCRIPTION OF BDCS AS NECESSARY AND APPROPRIATE, AND ALSO MAKE MORE FULLY CLEAR, BASED ON OUR UNDERSTANDING FROM OUR RECENT CONVERSATIONS, THAT THE FUND'S BDC INVESTMENTS ARE EXPECTED TO BE LIMITED LARGELY, IF NOT EXCLUSIVELY, TO SECURITIES OF PUBLICLY-TRADED BDCS ACQUIRED IN THE SECONDARY MARKET.

         Response: We have clarified the description of BDCs and have added language which states that the Fund intends to primarily invest in BDC shares which are trading in the secondary market on a U.S. securities exchange but may, in certain circumstances, invest in an initial public offering of BDC shares or invest in certain debt instruments issued by BDCs.


11. THE PROSPECTUS STATES THAT THE FUND MAY INVEST A "SIGNIFICANT PORTION" OF ITS ASSETS IN FOREIGN SECURITIES BUT DOES NOT PROVIDE MUCH INFORMATION ABOUT THESE INVESTMENTS. PLEASE DESCRIBE THEM IN MORE COMPLETE AND SPECIFIC DETAIL.

         Response: We have revised the description of the Fund's investment in foreign securities to read as follows:

         "The Fund may invest a significant portion of its Managed Assets in securities of foreign issuers. The Fund's investments in foreign issuers may include investments in common stocks, fixed-income securities, income trusts, American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), European Depositary Receipts ("EDRs") and other depositary receipts. Income trusts in which the Fund may invest are generally equity investments and include investment trusts, royalty/energy trusts, and business trusts. These trusts typically earn income through the acquisition of equity and debt instruments, royalty interest or real properties. An income trust can receive interest, royalty or lease payments from an operating entity carrying on a business, as well as dividends and a return of capital. The income is passed on to investors through monthly or quarterly distributions. Certain of the securities in the Fund may be in ADR, GDR or EDR form. These and other depositary receipts represent common stock deposited with a custodian in a depositary. They are issued by a bank or a trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted."


12. PLEASE CONFIRM THAT NEITHER A.G. EDWARDS, THE FUND'S LEAD UNDERWRITER, NOR ANY OF ITS AFFILIATES HAVE OR PRESENTLY EXPECT TO HAVE MATERIAL BUSINESS RELATIONSHIPS WITH BDCS, OTHER THAN THE RELATIONSHIP GALLATIN ASSET MANAGEMENT, INC., A WHOLLY-OWNED SUBSIDIARY OF A.G. EDWARDS, MAY BE DEEMED TO HAVE INDIRECTLY THROUGH THE FUND IN ITS CAPACITY AS THE FUND'S SUBADVISER.

         Response: A.G. Edwards has underwritten certain issues of and/or provided investment banking services to BDCs in which the Fund will invest, and may do so again in the future. However, we confirm that the Fund, except subject to and consistent with applicable provisions of U.S. securities laws, will not purchase BDC securities directly from A.G. Edwards acting as principal.

Fee Table
---------

13. PLEASE ADD A LINE TO THE SHAREHOLDER TRANSACTION SECTION WITH AN APPROPRIATE CAPTION TO REFLECT THE ESTIMATED AMOUNT OF PREFERRED SHARE OFFERING COSTS AND SALES LOAD AS A PERCENTAGE OF THE OFFERING PRICE OF THE COMMON SHARES.

         Response: The requested change has been made.


14. PLEASE ADD TWO LINES IN THE ANNUAL EXPENSES SECTION IMMEDIATELY AFTER THE LINE CAPTIONED "TOTAL ANNUAL EXPENSES." PLEASE USE THE CAPTION "DIVIDENDS ON PREFERRED SHARES" FOR THE FIRST LINE, WHICH WILL SHOW THE ESTIMATED AMOUNT OF DISTRIBUTIONS ON PREFERRED SHARES AS A PERCENTAGE OF NET ASSETS. PLEASE CAPTION THE SECOND LINE "TOTAL ANNUAL FUND OPERATING EXPENSES AND DIVIDENDS ON PREFERRED SHARES," TO SHOW THAT AMOUNT AS A PERCENTAGE OF NET ASSETS.

         Response: The requested changes have been made.


15. PLEASE DISCLOSE THE RESPECTIVE ESTIMATED AMOUNTS OF TOTAL OFFERING COSTS THAT WILL BE PAID SEPARATELY BY THE ADVISER AND THE FUND.

         Response: The requested change has been made.


16. PLEASE MAKE CERTAIN THAT FOOTNOTES 5 AND 6 DO NOT RUN TOGETHER, AND ARE CLEARLY SEPARATE, WITH FOOTNOTE 6 AND ITS ACCOMPANYING TEXT BEGINNING AT THE LEFT MARGIN OF THE PAGE BELOW THE LAST LINE OF FOOTNOTE 5.

         Response: The requested change has been made.



         We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.


                                Very truly yours,

                                CHAPMAN AND CUTLER LLP


                                By /s/ Brian D. Free
                                   -------------------------------
                                   Brian D. Free


Enclosures